EXHIBIT 4

Chunghwa  Telecom

December 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2012

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Nov	Invoice amount	16,210,905	16,092,342	(+)118,563	(+)0.74%

Jan-Nov	Invoice amount	180,184,155	179,201,260	(+)982,895	(+)0.55%

Nov	Net sales	15,607,214	15,723,420	(-)116,206	(-)0.74%

Jan-Nov	Net sales	172,898,236	176,084,741	(-)3,186,505	(-)1.81%

b                  Trading purpose : None